ORGANIGRAM HOLDINGS INC.
35 English Drive
Moncton, New Brunswick, Canada, E1E 3X3
Tel: (844) 644-4726 Fax: (506) 384-4266

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual and special meeting (the “Meeting”) of shareholders of Organigram Holdings Inc. (the “Company”) will be held at the offices of McMillan LLP, Brookfield Place, Suite 4400, 181 Bay Street, Toronto, Ontario M5J 2T3, on Friday, December 7, 2018 at 10:00 a.m. (Toronto Time) for the following purposes:

1.	to table the audited consolidated financial statements of the Company for its fiscal year ended August 31, 2018, the report of the auditor thereon and the related management’s discussion and analysis;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint Deloitte LLP, Chartered Accountants, as auditors of the Company for the ensuing year;

4.	to re-approve by ordinary resolution, the continuation of the Company’s “rolling” share option plan as more particularly described in the accompanying Information Circular;

5.	to re-approve by ordinary resolution, the continuation of the Company’s equity incentive plan as more particularly described in the accompanying Information Circular; and

6.	to act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

An Information Circular accompanies this Notice, which contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The audited consolidated financial statements for the fiscal year ended August 31, 2018, the report of the auditor thereon, and the related management discussion and analysis will be made available at the Meeting and will be made available at www.sedar.com.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Regardless of whether a Shareholder plans to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular. To be valid, such proxies must be deposited with the Company’s transfer agent, TSX Trust Company not later than fourty-eight (48) hours prior to the commencement of the Meeting, excluding Saturdays, Sundays and holidays.

All non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and in the Circular to ensure that such Shareholders’ Common Shares will be voted at the Meeting. If you hold your Common Shares in a brokerage account, you are not a registered Shareholder.

Dated at Moncton, New Brunswick, November 7, 2018.

BY ORDER OF THE BOARD

“Greg Engel”

Greg Engel
Chief Executive Officer

ORGANIGRAM HOLDINGS INC.

35 English Drive.
Moncton, New Brunswick, Canada, E1E 3X3
Tel: (844) 644-4726 Fax: (506) 384-4266

INFORMATION CIRCULAR
as at November 7, 2018 (except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Organigram Holdings Inc. for use at the annual and special meeting (the “Meeting”) of its shareholders to be held on Friday, December 7, 2018 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to the “Company”, “we” and “our” refer to Organigram Holdings Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote IN FAVOUR of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. A registered shareholder may submit a proxy using one of the following methods:

(a)

complete, date and sign the Proxy and return it to the Company’s transfer agent, TSX Trust Company (“TSX Trust”), by fax at 1-416-595-9593, or by mail or by hand delivery to 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or

(b)

log on to TSX Trust’s website at http://www.voteproxyonline.com. Registered shareholders must follow the instructions provided on the website and refer to the enclosed proxy form for the holder’s account number and the proxy access number.

In either case you must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Company’s board of directors (“Board”) at its discretion without notice.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker (an “intermediary”). In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners – those who object to their name being made known to the issuers of securities which they own (called “OBOS” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent. These VIFs are to be completed and returned to TSX Trust in the envelope provided or by facsimile. In addition, TSX Trust provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, you should insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting, and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted at the Meeting and to vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it using one of the following methods:

(a)

execute a proxy bearing a later date or execute a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to TSX Trust at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	attend the Meeting in person and vote the registered shareholder’s Common Shares. A revocation of proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed October 9, 2018 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the date of this Circular, there were 129,067,560 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

The Company is authorized to issue an unlimited number of Common Shares without par value.

The Company is also authorized to issue an unlimited number of voting Preferred shares. There were no Preferred shares issued and outstanding as at the date of this Circular.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company at the Record Date.

BUSINESS OF THE MEETING

To the knowledge of the directors of the Company, the only matters to be brought before the Meeting are those set forth in the accompanying Notice of Meeting.

1. Financial Statements

At the Meeting, Shareholders will receive and consider the audited consolidated financial statements of the Company for the year ended August 31, 2018 and the Auditors' Report on such statements. The Company’s audited financial statements and management’s discussion and analysis will be filed on SEDAR at www.sedar.com on a date prior to the date of the Meeting.

2. Election of Directors

The Board currently has five (5) directors and it is intended to elect seven (7) directors at the Meeting. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Canada Business Corporations Act (“CBCA”), each director elected at the Meeting will hold office until the conclusion of the next annual meeting of the Company, or if no director is then elected, until a successor is elected. The following disclosure sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment (for the five preceding years for new director nominees), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the date of this Circular:

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Number of Common Shares Beneficially Owned or Controlled(1)
Dr. Kenneth Mitton, Dieppe, Canada Director	Physician: Member of the College and Physicians and Surgeons of New Brunswick since July 1985. See “Director Biographies” below.	August 22, 2014	243,060
Michel Bourque,(2)(3) Dieppe, Canada Director	February 2012 to 2015 – Senior Director at PharmascienceSee “Director Biographies”Canada; 2015below.to present – Management Consultant, Michel Bourque Consulting Inc. See “Director Biographies” below.	January 21, 2015	83,057
Peter Amirault,(2)(3) Toronto, Canada Director	2009 to present – President BML Group Limited. See “Director Biographies” below.	June 2, 2016	150,000
Greg Engel, Toronto, Canada Chief Executive Officer and Director	January 2015 – June 2016 – Chief Executive Officer of Tilray Canada Inc; March 2017 to present – Chief Executive Officer of the Company. See “Director Biographies” below.	March 13, 2017	50,000
Derrick West, (2)(3) Oakville, Canada Director	March 2008 to June 2012 – Chief Financial Officer of Landdrill International Inc.; 2014 to present – Chief Financial Officer of Partners Real Estate Investment Trust. See “Director Biographies” below.	December 19, 2017	5,620
Dexter John, Toronto, Canada Director	August 2010 – May 2014 – Senior Vice President of D.F. King (Canada); June 2014 to present – Executive Vice President of D.F. King (Canada). See “Director Biographies” below.	-	- Nil -
Sherry Porter, C.M., Halifax, Canada Director	2011 to 2017 – Board member of the Nova Scotia Liquor Corporation; 2014 to present – Board member of the Halifax International Airport Authority; 2014 to present – Board member of Pharmasave Atlantic. See “Director Biographies” below.	-	- Nil -

Notes:
(1)	The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(2)	Member of the Governance, Nominating & Compensation Committee.

(3)	Member of the Audit Committee.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth above as directors of the Company. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Director Biographies

Dr. Kenneth Mitton – Director

Dr. Mitton is a highly respected physician practicing in Moncton, New Brunswick. Dr. Mitton has practiced medicine for over 30 years as a family doctor. He also advises to a number of large corporations in New Brunswick in respect of occupation health matters. Dr. Mitton has previously served as the Chief of Staff of the South-East Regional Health Authority (now the Horizon Health Network) and as the medical director of the Moncton Hospital. Dr. Mitton holds a Bachelor of Science and a Doctor of Medicine Degree from Dalhousie University.

Michel Bourque – Director

Mr. Bourque brings extensive experience in senior management, sales and marketing leadership roles having spent his entire career in the pharmaceutical industry. He has successfully led teams in the branded prescription drug category as well as the branded and private label over-the-counter sectors with industry leaders Novartis and most recently Pharmascience Canada. Mike is known for driving profitable growth through emphasis on strategic planning, strong customer focus and the ability to manage corporate cross-functional initiatives. Mr. Bourque holds a Bachelor of Business Administration from l’Université de Moncton.

Peter Amirault – Director

Mr. Amirault is currently the President of BML Group Limited in Toronto, a holding company with interests in real estate development and private investments. Prior to joining BML Group, Peter held varying executive roles including: President of Swiss Chalet North America for the Cara Group of Companies, CEO of Creemore Springs Brewery Ltd, Senior Vice President of Molson Coors Canada, Managing Director of Sleeman Brewing Ltd, along with senior roles at Nestle Canada and The Premium Beer Company of Toronto. Peter holds a BBA from Acadia University and an MBA from The Schulich School of Business. Peter’s previous board experience and roles at senior management levels will bring a wealth of knowledge to the corporate director team at Organigram.

Greg Engel – Director and Chief Executive Officer

Mr. Engel is a senior executive with 30 years of National and International experience in the pharmaceutical, biotechnology, cannabis and consumer packaged goods industries. Mr. Engel has led the creation, development and growth of several companies over the span of his career. An articulate and trusted voice in the burgeoning Canadian cannabis space, Mr. Engel most recently worked with a competitive licensed producer to become the first Canadian exporter of medical cannabis, as well as the establishment of several trailblazing industry standards. As leader at Organigram Inc, Mr. Engel is focused on reputational excellence through product quality and safety, expansion of the company’s

Moncton, N.B. facility, and production efficiencies to position the company as a leader in the Medical and Adult Recreational Cannabis industries. Mr. Engel graduated from the University of Guelph with an Honours Bachelor of Science in Microbiology.

Derrick West – Director

Mr. West currently serves as the Chief Financial Officer and Corporate Secretary of Partners Real Estate Investment Trust (TSX:PAR.UN), an open end real estate investment trust focused on acquiring and managing a portfolio of retail community centres across Canada. Mr. West previously served as the Chief Financial Officer of Landdrill International Inc. (TSXV:LDI), an international mining services corporation with operations in Canada, Russia, Mongolia, and Mexico. Additionally, Mr. West served as the Vice-President of Accounting and Administration for Plazacorp Retail Properties Limited (renamed Plaza Retail REIT, TSX:PLZ.UN). Mr. West has 28 years business experience, the last 13 in senior positions with publicly traded enterprises. He has amassed significant financial reporting, finance, treasury management, internal control, human resource, strategy and business development experience. Mr. West is a Chartered Professional Accountant, obtaining his Chartered Accountancy designation in New Brunswick with Grant Thornton LLP and he holds a Bachelor of Commerce degree from Mount Allison University.

Dexter John – Director

Mr. Dexter John, LLB, is the Executive Vice President of D.F. King (Canada) and is responsible for sales across the Canadian enterprise. Mr. John has over 20 years of experience in the capital markets and has spent six years in structured finance where he executed over $4 billion in transactions. He has worked at a major Canadian law firm as a Securities Associate, focusing on the public equities market with emphasis on mergers and acquisitions. In addition, Mr. John also has regulatory experience through his tenure at the IIROC, the OSC and the TSX. Mr. John also holds the ICD.D designation and currently serves on the board of Prosper Gold Corp.

Sherry Porter, C.M. – Director

Ms. Porter is a seasoned executive with 30 years of experience with a myriad of organizations in Canada. She has held senior corporate roles with Sobeys Inc., Nova Scotia Power, Shoppers Drug Mart and The Caldwell Partners. She also has experience with trade associations in the grocery and retail drug area. She was the founding President & CEO of the Canadian Association of Chain Drug Stores, working with the CEO’s of the traditional drug chains, mass merchants and grocery operations in Canada. Ms. Porter chaired the Board of Directors of the Nova Scotia Liquor Corporation from 2010-2017 and is currently a board member of the Halifax International Airport Authority and Pharmasave Atlantic. She is a Governor of Dalhousie University, where she serves as Vice Chair and Chair of the Community Engagement committee, and board member of the QEII Health Sciences Centre Foundation and the Symphony Nova Scotia Foundation.

Cease Trade Orders and Bankruptcy

Other than as set out below, within the last 10 years before the date of this Information Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Derrick West acted for Landdrill International Ltd. (“Landrill”) as its Chief Financial Officer from March 2007 through June 2012. On October 12, 2012 the New Brunswick Securities Commission issued a cease trade order against Landdrill under Section 188.2 of the Securities Act (New Brunswick) for failure to file interim financial statement together with related Management’s Discussion and Analysis and certification of interim filings for the period ended June 30, 2012. On October 15, 2012 the BCSC issued a similar cease trade order under Section 164 of the Securities Act (British Columbia). On January 11, 2013 the Alberta Securities Commission issued a cease trade order under Section 33.1 of the Securities Act (Alberta) for failure to file interim financial statements together with related Management’s Discussion and Analysis and certification of interim filings for the periods ended June 30, 2012 and September 30, 2012. The filing deficiencies were attributable to Landdrill having had made a filing under the Companies’ Creditors Arrangement Act (Canada) in an effort to restructure its affairs in order to continue as a going concern. The TSX Venture Exchange suspended trading in Landdrill’s shares on October 12, 2012. On May 30, 2013 Landdrill announced that it had been declared bankrupt as of May 30th, 2013 pursuant to the Bankruptcy and Insolvency Act.

Advance Notice Provision

At the Company’s annual and special meeting held on October 15, 2013, the Company’s shareholders approved the alteration of the Company’s articles for the purpose of adopting advance notice provisions (the “Advance Notice Provision”). The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Company’s enacting statute or (ii) a shareholder proposal made pursuant to the provisions of the Company’s enacting statute.

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form. The Advance Notice Provision also requires all proposed director nominees to deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Provision, is not comprehensive and is qualified by the full text of such provision contained in the Company’s Articles which is available under the Company’s profile on SEDAR at www.sedar.com.

The Company did not receive notice of a nomination in compliance with the Advance Notice Provision, and as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

3. Appointment of Auditor

Deloitte LLP, Chartered Accountants, 816 Main Street, Moncton, New Brunswick, Canada, E1C 1E6, will be nominated at the Meeting for re-appointment as auditor of the Company.

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the re-appointment of Deloitte LLP as auditors of the Company to hold office until the next annual meeting of shareholders and the authorization of the Board to fix their remuneration.

The Board recommends that shareholders vote FOR the appointment of Deloitte LLP, and the authorization of the Board fix their remuneration. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

4. Stock Option Plan

A number of Common Shares equal to 10% of the issued and outstanding Common Shares in the capital stock of the Company from time to time are reserved for the issuance of stock options pursuant to the Company’s Stock Option Plan dated for reference August 2, 2011. The Stock Option Plan is subject to annual approval of the TSX Venture Exchange (the “TSX-V”). The Stock Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Stock Option Plan is administered by the Board and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Stock Option Plan also provides that the number of Common Shares issuable under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, including the Equity Incentive Plan, may not exceed 10% of the total number of issued and outstanding Common Shares. Pursuant to the Stock Option Plan all options expire on a date not later than 10 years after the date of grant of an option.

A copy of the Stock Option Plan will be available for inspection at the Meeting.

Accordingly, at the Meeting, shareholders are being asked to consider and, if thought advisable, approve an ordinary resolution in the following form:

“BE IT RESOLVED THAT:

the Company’s rolling stock option plan dated for reference August 2, 2011 be re-approve until the next Annual meeting of the Company.”

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the approval of the Stock Option Plan. The Board recommends that shareholders vote FOR the approval of the Stock Option Plan. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

5. Equity Incentive Plan

The Equity Incentive Plan is a restricted share unit (“RSU”) and performance share unit plan (“PSU”), whereby the maximum number of Common Shares to be delivered upon the exercise of all RSUs and PSUs granted under the Equity Incentive Plan may not exceed 2,500,000 Common Shares and shall not exceed 10% of the issued and outstanding share capital of the Company from time to time, combined with any equity securities granted under all other compensation arrangements adopted by the Company, including the Stock Option Plan. The Equity Incentive Plan was approved at the 2017 AGM.

A copy of the Equity Incentive Plan will be available for inspection at the Meeting.

Accordingly, at the Meeting, shareholders are being asked to consider and, if thought advisable, approve an ordinary resolution in the following form:

“BE IT RESOLVED THAT:

the Company’s equity incentive plan dated for reference November 7, 2017 be re-approve until the next Annual meeting of the Company.”

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the approval of the Equity Incentive Plan. The Board recommends that shareholders vote FOR the approval of the Equity Incentive Plan. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 - “Audit Committees” (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor. Such disclosure is set forth below.

The Audit Committee’s Charter

A copy of the audit committee charter is attached as Schedule “A” to the information circular prepared for the annual and special shareholders meeting held on December 19, 2017 (the “2017 AGM”), a copy of which was posted to SEDAR on November 28, 2017.

Composition of the Audit Committee

The members of the Audit Committee are Derrick West (Chair), Peter Amirault and Michel Bourque. All are independent. All members of the Audit Committee are considered to be financially literate.

Relevant Education and Experience

See disclosure under heading “Director Biographies” above. Each member of the Audit Committee has:

(a)

an understanding of the accounting principles used by the issuer to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Deloitte LLP.

Reliance on Certain Exemptions

The Company’s current auditor, Deloitte LLP has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the audit committee charter.

External Auditor Service Fees

The following table provides details in respect of audit, audit-related, tax and other fees billed to the Company by the external auditors for professional services provided to the Company and its subsidiaries in each of the last two fiscal years:

	Year ended 31-Aug-18		Year ended 31-Aug-17
Type of Work	Fees	Percentage	Fees	Percentage
Audit fees(1)	$220,000	90%	$152,000	80%
Audit-related fees(2)	$0	-	$0	-
Tax fees(3)	$23,000	10%	$15,000	8%
All other fees	$0	-	$23,000	12%
Total	$243,000	100%	$190,000	100%

Notes:

(1)

Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management by holding regular meetings at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

The independent members of the Board are Dr. Kenneth Mitton, Michel Bourque, Peter Amirault, Derrick West, Sherry Porter, C.M. and Dexter John. The only non-independent director is Greg Engel (Chief Executive Officer of the Company).

Directorships
None of the directors of the Company are currently serving on boards of other reporting companies (or equivalent) except for Dexter John who is currently serving on the board of Prosper Gold Corp.

Orientation and Continuing Education
When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct
The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors
The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

Mandatory Share Ownership
The Board is currently reviewing for adoption of a minimum mandatory share ownership requirement for all directors, and, if deemed prudent, officers of the Company. The purpose is to create alignment between directors, and if applicable officers, and shareholders interest.

Compensation
The Governance, Nominating & Compensation Committee determines compensation for the directors and all of the executive level employees.

Other Board Committees
The Board has no committees other than the Audit Committee and the Governance, Nominating & Compensation Committee.

Assessments
The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation exceeds $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the financial period ended August 31, 2018.

Greg Engel, Chief Executive Officer; Paolo De Luca, Chief Financial Officer; Tim Emberg, Senior Vice President of Sales and Commercial Operations; Michael Tripp, Chief Legal Officer; Jeff Purcell, Senior Vice President of Operations; Peter R. Hanson, Former Chief Financial Officer (interim); and Denis Arsenault, former director and former Chief Executive Officer, are each a Named Executive Officer (“NEO”) of the Company for the purposes of the following disclosure.

The directors of the Company who were not NEOs during the financial year ended August 31, 2018 are Dr. Kenneth Mitton, Michel Bourque, Peter Amirault and Derrick West.

Compensation Discussion and Analysis

The Company’s process for determining executive compensation is based largely on broad discussion between management, the Governance, Nominating & Compensation and the Board of Directors at large.

The Governance, Nominating & Compensation Committee members are active in the business community and have experience in the determination of compensation packages. Proposed compensation is evaluated by the Governance, Nominating & Compensation Committee based on current requirements of management and in reference to external experience.

The Governance, Nominating & Compensation Committee is governed by a charter. The charter grants the committee the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Governance, Nominating & Compensation Committee at the cost of the Company without obtaining Board of Directors approval, based on its sole judgment and discretion. The Governance, Nominating & Compensation Committee engaged third-party expert consultants to assist with providing date with respect to compensation and review compensation with respect to industry practices.

The current members of the Company’s Governance, Nominating & Compensation are: Michel Bourque (Chair), Peter Amirault and Derrick West.

The Governance, Nominating & Compensation Committee has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Governance, Nominating & Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Governance, Nominating & Compensation Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed with a view that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining qualified executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary and equity participation through its stock option plan. Recommendations for senior management compensation are presented to the Board for review by the Governance, Nominating & Compensation Committee.

Equity Participation

An important part of the Company’s compensation program is to offer the opportunity and incentive for executives and staff to own shares of the Company. The Governance, Nominating & Compensation Committee and the Board believe that ownership of the Company’s shares will align the interests of executives and future staff with the interests of the Company’s shareholders. Share-based and option-based awards are granted as the compensation is reviewed by the Governance, Nominating & Compensation Committee from time to time, which is anticipated to occur on a recurring annual basis in the future. When reviewing awards, consideration is given to the total compensation package of the executives and staff and a weighting of appropriate incentives groupings at the senior, mid and junior levels of the staff including past grants. At the time of any award, consideration is also given to the available pool remaining for new positions being contemplated by the Company. See “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS”.

Compensation Review Process

Risks Associated with the Company’s Compensation Practices

Executive compensation is comprised of short-term compensation in the form of a base salary and long-term ownership through the Stock Option Plan and Equity Incentive Plan. This structure ensures that a significant portion of executive compensation (stock options, RSUs or PSUs) is both long-term and “at risk” and, accordingly, is directly linked to the achievement of business results and the creation of long-term shareholder value. As the benefits of such compensation, if any, are not realized by officers until a significant period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the shareholders is extremely limited. As a result, it is unlikely that an officer would take inappropriate or excessive risks at the expense of the Company or the shareholders that would be beneficial to their short-term compensation when their long-term compensation might be put at risk from their actions. Due to the current level of the Company’s activity, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the Board during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Base Salary or Consulting Fees

In determining the base salary of an executive officer, the Board considers the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by other companies in the same industry which is similar in size as the Company;

(c)	the experience level of the executive officer;

(d)	the amount of time and commitment which the executive officer devotes to the Company; and

(e)	the executive officer’s overall performance and performance in relation to the achievement of corporate milestones and objectives.

Benefits and Perquisites

The Company does not, as of the date of this Information Circular, offer any benefits or perquisites to its NEOs other than potential grants of incentive stock options, RSUs and PSUs as otherwise disclosed and discussed herein.

Hedging by Named Executive Officers or Directors

The Company has adopted a policy restricting its executive officers and directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by executive officers or directors. As of the date of this Information Circular, entitlement to grants of incentive stock options under the Stock Option Plan and grants of RSUs and PSUs under the Equity Incentive Plan are the only equity security element awarded by the Company to its executive officers and directors.

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs and directors for services rendered in all capacities during the previous two completed financial years:

Table of compensation excluding compensation securities
Name and Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Greg Engel, Chief Executive Officer and Director	2018	262,957	125,000[1]	-	-	-	387,957
	2017	151,015	26,314	-	-	-	177,329
Paolo De Luca[2] Chief Financial Officer	2018	192,774	60,375	-	-	-	253,149
	2017	-	-	-	-	-	-
Peter Hanson[3] Former Chief Financial Officer (Interim)	2018	119,625	23,501	-	-	-	143,126
	2017	112,395	-	-	-	-	112,395
Tim Emberg, Senior Vice President of Sales and Commercial Operations	2018	185,254	100,100	-	-	-	285,354
	2017	-	-	-	-	-	-
Michael Tripp, Chief Legal Officer	2018	188,608	48,604	-	-	-	237,212
	2017	85,673	-	-	-	-	85,673
Jeff Purcell, Senior Vice President of Operations	2018	190,198	47,610	-	-	-	237,808
	2017	48,462	-	-	-	-	46,462
Dr. Kenneth Mitton, Director	2018	-	-	39,150	-	-	39,150
	2017	17,000	-	12,600	-	-	29,600
Michel Bourque, Director	2018	-	-	56,222	-	-	56,222
	2017	17,000	-	19,192	-	-	36,192
Peter Amirault, Director	2018	-	-	72,665	-	-	72,665

	2017	22,000	-	17,850	-	-	39,850
Derrick West[4] Director	2018	-	-	41,739	-	-	41,739
	2017	-	-	-	-	-	-
Monique Imbeault[5] Former Director	2018	-	-	9,654	-	-	9,654
	2017	24,000	-	15,392	-	-	39,392
Denis Arsenault[6] Former Director and Former Chief Executive Officer Officer	2018	-	-	48,849	-	-	48,849
	2017	241,692	-	7,950	-	-	249,642

Notes:
1)	Bonus accrued but not paid.
2)	Paolo De Luca was appointed CFO on December 19, 2017.
3)	Peter Hanson resigned as Interim CFO on December 19, 2017.
4)	Derrick West was elected to the board of directors on December 19, 2017.
5)	Monique Imbeault ceased to be a director of the Company on December 19, 2017.
6)	Denis Arseault resigned as a director on March 29, 2018.

Compensation Securities Table

The following table reports the equity compensation granted to the NEOs and directors of the Company for the financial year ended August 31, 2018 in the form of stock options and restricted stock units (“RSU”). The only form of equity-based compensation provided by the Company to NEOs and directors was in the form of stock options exercisable for Common Shares and RSU.

Compensation Securities
Name and Position	Number of securities underlying unexercised options and RSU and percentage of class(1)	Date of issue or grant	Option Exercise Price ($)	Closing price of underlying security on date of grant ($)	Closing price of underlying security at year end ($)	Option Expiration Date
Greg Engel, Chief Executive Officer and Director	45,732 RSUs(2) 0.0365% of all Common Shares Outstanding	August 31, 2018	N/A	6.59	6.59	N/A
Paolo De Luca Chief Financial Officer	300,000 options(3) 0.2396% of all Common Shares Outstanding	December 21, 2017	3.65	3.65	6.59	December 21, 2027

Compensation Securities
Name and Position	Number of securities underlying unexercised options and RSU and percentage of class(1)	Date of issue or grant	Option Exercise Price ($)	Closing price of underlying security on date of grant ($)	Closing price of underlying security at year end ($)	Option Expiration Date
	21,037 RSUs(2) 0.0168% of all Common Shares Outstanding	August 31, 2018	N/A	6.59	6.59	N/A
Peter Hanson Former Chief Financial Officer (Interim)	50,000 options (4) 0.0399% of all Common Shares Outstanding	December 21, 2017	3.65	3.65	6.59	December 21, 2027
	1,829 RSUs(2) 0.0015% of all Common Shares Outstanding	August 31, 2018	N/A	6.59	6.59	N/A
Tim Emberg, Senior Vice President of Sales and Commercial Operations	300,000 options(5) 0.2396% of all Common Shares Outstanding	December 22, 2017	3.15	3.75	6.59	December 22, 2017
	8,803 RSUs(2) 0.007% of all Common Shares Outstanding	August 31, 2018	N/A	6.59	6.59	N/A
Michael Tripp, Chief Legal Officer	50,000 options(4) 0.0399% of all Common Shares Outstanding	December 21, 2017	3.65	3.65	6.59	December 21, 2027
	8,232 RSUs(2) 0.0066% of all Common Shares Outstanding	August 31, 2018	N/A	6.59	6.59	N/A
Jeff Purcell, Senior Vice President of Operations	100,000 options(6) 0.0799% of all Common Shares Outstanding	December 22, 2017	3.15	3.75	6.59	December 22, 2017

Compensation Securities
Name and Position	Number of securities underlying unexercised options and RSU and percentage of class(1)	Date of issue or grant	Option Exercise Price ($)	Closing price of underlying security on date of grant ($)	Closing price of underlying security at year end ($)	Option Expiration Date
	7,872 RSUs(2) 0.0063% of all Common Shares Outstanding	August 31, 2018	N/A	6.59	6.59	N/A
Dr. Kenneth Mitton, Director	25,350 options(7) 0.0203% of all Common Shares Outstanding	September 21, 2017	2.59	2.68	6.59	September 21, 2027
	5,793 RSUs(2) 0.0046% of all Common Shares Outstanding	August 31, 2018	N/A	6.59	6.59	N/A
Michel Bourque, Director	27,593 options(7) 0.0220% of all Common Shares Outstanding	September 21, 2017	2.59	2.68	6.59	September 21, 2027
	5,793 RSUs(2) 0.0046% of all Common Shares Outstanding	August 31, 2018	N/A	6.59	6.59	N/A
Peter Amirault, Director	39,312 options(7) 0.0314% of all Common Shares Outstanding	September 21, 2017	2.59	2.68	6.59	September 21, 2027
	6,250 RSUs(2) 0.005% of all Common Shares Outstanding	August 31, 2018	N/A	6.59	6.59	N/A
Derrick West Director	40,000 options(8) 0.0319% of all Common Shares Outstanding	December 22, 2017	3.70	3.75	6.59	December 22, 2027

Compensation Securities
Name and Position	Number of securities underlying unexercised options and RSU and percentage of class(1)	Date of issue or grant	Option Exercise Price ($)	Closing price of underlying security on date of grant ($)	Closing price of underlying security at year end ($)	Option Expiration Date
	5,793 RSUs(2) 0.0046% of all Common Shares Outstanding	August 31, 2018	N/A	6.59	6.59	N/A

Notes:

(1)	Percentage of class calculated as of August 31, 2018.
(2)	The RSUs will vest in the following manner:
33% on the one (1) year anniversary of the date of the grant;
33% on the two (2) year anniversary of the date of the grant;
34% on the three (3) year anniversary of the date of the grant.
(3)	The optioned shares will vest in the following manner:
33.3% on the one (1) year anniversary of the date of the grant;
33.3% on the two (2) year anniversary of the date of the grant;
33.3% on the three (3) year anniversary of the date of the grant.
(4)	The optioned shares will vest in the following manner:
34% on the date of the grant;
32% on the one (1) year anniversary of the date of the grant;
34% on the two (2) year anniversary of the date of the grant.
(5)	The optioned shares will vest in the following manner:
33.3% on October 2, 2018;
33.3% on October 2, 2019;
33.3% on October 2, 2020.
(6)	The optioned shares will vest in the following manner:
33.3% on June 12, 2018;
33.3% on June 12, 2019;
33.3% on June 12, 2020.
(7)	The optioned shares will vest in the following manner:
50% on September 21, 2017;
25% on September 21, 2018;
25% on September 21, 2019.
(8)	The optioned shares will vest in the following manner:
33.3% on December 22, 2018;
33.3% on December 18, 2019;
33.3% on December 18, 2020.

Exercise of Stock Options by NEOs and Directors

As of the Record Date, none of the NEOs or Directors have exercised any of their options.

Employment Management and Consulting Agreements

The Company currently has employment agreements in place with Greg Engel, Peter Hanson, Larry Rogers and Ray Gracewood. The employment agreement provides for, among other things, the continuation of the employment for an indefinite term, subject to termination as provided for in the employment agreements.

Greg Engel

As of the Record Date, Mr. Engel is entitled to a salary of $300,000 per annum, an annual bonus up to a maximum of 60% of his salary based on achievements of corporate goals (to be approved by the Board) and stock options pursuant to the Stock Option Plan. Furthermore, Mr. Engel’s Employment Agreement states that Mr. Engel shall not engage in any activity which is in competition with the Company during his employment and for a period of six months thereafter.

In the event of a Change of Control, any options that have been granted to Mr. Engel shall be deemed to have vested on the day prior to such Change of Control. If Mr. Engel is terminated without cause at any time following a Change of Control, or resigns after a period of at least 6 months, he shall be entitled to receive payment of twelve months of the then current Base Salary plus an amount equal to the pro-rate Bonus payable to him for the most current fiscal year.

Paolo De Luca

As of the Record Date, Mr. De Luca is entitled to a salary of $247,250 per annum, an annual bonus up to a maximum of 30% of his salary based on achievements of corporate goals (to be approved by the Board) and stock options pursuant to the Stock Option Plan. Furthermore, Mr. De Luca’s Employment Agreement states that Mr. De Luca shall not engage in any activity which is in competition with the Company during his employment and for a period of six months thereafter.

In the event of a Change of Control, any options that have been granted to Mr. De Luca shall be deemed to have vested on the day prior to such Change of Control. If Mr. De Luca is terminated without cause at any time following a Change of Control, or resigns after a period of at least 6 months, he shall be entitled to receive payment of twelve months of the then current Base Salary plus an amount equal to the pro-rate Bonus payable to him for the most current fiscal year.

Tim Emberg

As of the Record Date, Mr. Emberg is entitled to a salary of $206,938 per annum, an annual bonus up to a maximum of 40% of his salary based on achievements of corporate goals (to be approved by the Board) and stock options pursuant to the Stock Option Plan. Furthermore, Mr. Emberg’s Employment Agreement states that Mr. Emberg shall not engage in any activity which is in competition with the Company during his employment and for a period of six months thereafter.

In the event of a Change of Control, any options that have been granted to Mr. Emberg shall be deemed to have vested on the day prior to such Change of Control. If Mr. Emberg is terminated for any reason other than a termination for Cause within twelve months of such Change of Control, he shall be entitled to receive payment of twelve months of the then current Base Salary plus an amount equal to the prorate Bonus payable to him for the most current fiscal year.

Michael Tripp

As of the Record Date, Mr. Tripp is entitled to a salary of $203,417 per annum, an annual bonus up to a maximum of 30% of his salary based on achievements of corporate goals (to be approved by the Board) and stock options pursuant to the Stock Option Plan. Furthermore, Mr. Tripp’s Employment Agreement states that Mr. Tripp shall not engage in any activity which is in competition with the Company during his employment and for a period of six months thereafter.

In the event of a Change of Control, any options that have been granted to Mr. Tripp shall be deemed to have vested on the day prior to such Change of Control. If Mr. Tripp is terminated without cause at any time following a Change of Control, or resigns after a period of at least 6 months, he shall be entitled to receive payment of twelve months of the then current Base Salary plus an amount equal to the pro-rate Bonus payable to him for the most current fiscal year.

Jeff Purcell

As of the Record Date, Mr. Purcell is entitled to a salary of $190,198 per annum, an annual bonus up to a maximum of 25% of his salary based on achievements of corporate goals (as approved by the Board) and stock options pursuant to the Stock Option Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Share-Based and Option-Based Awards

The Company has a rolling stock option plan (the “Stock Option Plan”) and a fixed equity incentive plan (the “Equity Incentive Plan”). The shares authorized for issuance under each plan may not exceed 10% of the total number of issued and outstanding Common Shares.

Stock Option Plan

At the 2017 AGM the shareholders approved the continuation of the Stock Option Plan. The Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes stock option grants to the board of directors based on such criteria as performance, previous grants, and hiring incentives. All grants require approval of the Board. The Stock Option Plan is administered by the directors of the Company and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company.

The Stock Option Plan provides that the number of Common Shares issuable under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, including the Equity Incentive Plan, may not exceed 10% of the total number of issued and outstanding Common Shares.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)

Persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the Stock Option Plan;

(b)	Options granted under the Stock Option Plan are non-assignable and non-transferable for a period of up to 10 years;

(c)	For options granted to Service Providers, the Company must ensure that the proposed Optionee is a bona fide Service Provider of the Company or its affiliates;

(d)

An option granted to any Service Provider will expire within one year (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)

If an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(f)

In the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g)	The exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Discounted Market Price (as defined in the Stock Option Plan);

(h)

Vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period;

(i)

In the event of a Change of Control occurring, options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control, subject to the approval of the TSX-V (or the NEX, as the case may be) for vesting requirements imposed by the TSX-V Policies; and

(j)

The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Stock Option Plan with respect to all Stock Option Plan shares in respect of options which have not yet been granted under the Plan.

The summary above of the material terms of the Stock Option Plan is qualified in its entirety by reference to the full text of the Stock Option Plan, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

Equity Incentive Plan

At the 2017 AGM disinterested shareholders approved the adoption of the Equity Incentive Plan pursuant to which the Company can issue share-based long-term incentives. All directors, officers, employees and independent contractors of the Company and/or its affiliates (“Participants”) are eligible to receive awards of RSUs or PSUs (collectively, the “Units”), under the Equity Incentive Plan. All Units granted under the Equity Incentive Plan are non-transferable.

Under the Equity Incentive Plan, the maximum number of Common Shares issuable from treasury pursuant to Units has been fixed at 2,500,000 and shall not exceed 10% of the total outstanding Common Shares from time to time less the number of Common Shares issuable pursuant to all other security-based compensation arrangements of the Company, being the existing Stock Option Plan.

The maximum number of Common Shares subject to any award which may be granted under the Equity Incentive Plan during any fiscal year of the Company to any Participant shall not, when included with all other security-based compensation to such Participant, exceed five (5%) of the issued and outstanding Common Shares.

The number of Common Shares issuable to Insiders (as defined in the TSXV Corporate Finance Manual), at any time, under all security based compensation arrangements of the Company, may not exceed 10% of the Company's issued and outstanding Common Shares; and the number of Common Shares issued to insiders within any one-year period, under all security based compensation arrangements of the Company, may not exceed 10% of the Company's issued and outstanding Common Shares.

The aggregated number of Common Shares subject to any award issuable to Directors who are not employees or officers shall be limited to one (1%) percent of the Company’s issued and outstanding Common Shares.

The Governance, Nominating & Compensation Committee Governance, Nominating & Compensation Committee may provide the circumstances in which Units shall be exercised, vested, paid or forfeited in the event a participant ceases to provide service to the Company or any Affiliate prior to the end of a performance period or exercise or settlement of such award.

Subject to certain exceptions included in the Equity Incentive Plan, the occurrence of a Change in Control (as such term is defined in the Equity Incentive Plan) will not result in the vesting of unvested Units nor the lapse of any period of restriction pertaining to any Restricted Stock or RSUs (“Unvested Units”). Subject to the Governance, Nominating & Compensation Committee reasonably determining otherwise, for the period of 24 months following a Change in Control, where a participant’s employment or term of office or engagement is terminated for any reason, other than for cause: (i) any Unvested Units as at the date of such termination shall be deemed to have vested, and any period of restriction shall be deemed to have lapsed, as at the date of such termination and shall become payable as at the date of termination; and (ii) the level of achievement of performance goals for any Unvested Units that are deemed to have vested pursuant to (i) above, shall be based on the actual performance achieved at the end of the applicable period immediately prior to the date of termination.

The Board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan and any outstanding Units granted thereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Company, for any purpose whatsoever. Notwithstanding the foregoing, the following amendments to the Equity Incentive Plan require the approval of shareholders of the Company: (i) an increase in the maximum number of Common Shares that may be made the subject of Units under the Equity Incentive Plan; (ii) any adjustment (other than as set out in the Equity Incentive Plan) or amendment that reduces or would have the effect of reducing the exercise price of an Option previously granted under the Equity Incentive Plan, whether through amendment, cancellation or replacement grants, or other means (provided that, in such a case, insiders of the Company who benefit from such amendment are not eligible to vote their Common Shares in respect of the approval); (iii) an increase in the limits on Units that may be granted to any participant under the Equity Incentive Plan; (iv) an extension of the term of an outstanding Option beyond the expiry date thereof; (v) permitting Options granted under the Equity Incentive Plan to be transferrable other than for normal estate settlement purposes; and (vi) any amendment to the plan amendment provisions, subject to certain exceptions included in the Equity Incentive Plan.

The summary above of the material terms of the Equity Incentive Plan is qualified in its entirety by reference to the full text of the Equity Incentive Plan, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

RSUs (Restricted Share Units)

The Equity Incentive Plan provides the Governance, Nominating & Compensation Committee with additional equity-based compensation options in the form of RSUs, which provide “at risk” equity-based incentive that vests over a three-year period, adds a medium-term incentive option to the Company’s compensation program and may replace short-term cash based incentives currently provided for in the Stock Option Plan. RSUs may be granted as part of an employee’s “at risk” incentives and are considered “medium-term” incentives because they vest from one to three years from the date of grant and any payments on the vesting dates are determined with reference to the market price of Common Shares on that date.

Common Shares of Restricted Stock and RSUs shall be subject to such restrictions as the Governance, Nominating & Compensation Committee may impose (including, without limitation, any limitation on the right to receive any dividend or dividend equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Governance, Nominating & Compensation Committee may deem appropriate.

PSUs (Performance Share Units)

Under the Equity Incentive Plan, the Governance, Nominating & Compensation Committee may grant a non-transferable PSU to a participant payable upon the attainment of specific milestones or targets.

If the PSU is payable in cash, it may be paid upon the attainment of the relevant Performance Goals either in cash or in shares of Restricted Stock (based on the then current Fair Market Value of such Common Shares), as determined by the Governance, Nominating & Compensation Committee, in its sole and absolute discretion.

Upon a Participant's termination of service for any reason during the vesting period of the PSUs for a given PSU, the PSU in question will vest or be forfeited in accordance with the terms and conditions established by the Governance, Nominating & Compensation Committee at grant. Based on service, performance and/or such other factors or criteria, if any, as the Governance, Nominating & Compensation Committee may determine, the Governance, Nominating & Compensation Committee may, at or after grant, due to such service, performance and/or such other factors or criteria relating to the participant’s performance to date accelerate on a pro rata basis the vesting of all or any part of any PSU.

When and if PSUs become vested, a participant having received the grant of such units shall be entitled to receive Common Shares from the Company in settlement of such units in accordance with the Equity Incentive Plan.

The Equity Incentive Plan serves several purposes for the Company. One purpose is to develop the interests of Participants in the growth and development of the Company by providing such persons with the opportunity to acquire a proprietary interest in the Company. All Participants are considered eligible to be selected to receive an Award under the Equity Incentive Plan. Another purpose is to attract and retain key talent and valuable Participants, who are necessary to the Company’s success and reputation, with a competitive compensation mechanism. Finally, the Equity Incentive Plan will align the interests of the participants with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth.

The following table sets forth details of the Company’s compensation plan as at the financial year end of August 31, 2018:

Plan Category	Number of securities to be issued upon exercise of outstanding options /RSU’s and PSU’s	Weighted-average exercise price of outstanding options /RSU’s and PSU’s	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column of this table)
Equity compensation plans approved by securityholders – Stock Option Plan and Equity Incentive Plan	7,709,746 options 145,200 RSU’s 0 PSU’s	$2.10 N/A N/A	4,811,048 2,354,800 (RSU’s & PSU’s combined)
Equity compensation plans not approved by securityholders – N/A	N/A	N/A	N/A
Total	7,854,946		7,165,848

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At the date of this Information Circular, there are no directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company that are indebted to the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes and, where practicable, states the approximate amount of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of Organigram Holdings Inc.’s most recently completed financial year ending August 31, 2018, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

During the most recently completed fiscal year, the management functions of the Company or any of its subsidiaries are substantially performed by the directors and officers of the Company, and not to any substantial degree by any other person with whom the Company has contracted, except as disclosed in this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR at www.sedar.comand upon request from the Company at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3 telephone number: (844) 644-4726 or fax number (506) 384-4266. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Moncton, New Brunswick, November 7, 2018.

BY ORDER OF THE BOARD

“Greg Engel”

Greg Engel
Chief Executive Officer